Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

A special meeting of shareholders of Voya Aggregate Bond Portfolio was held on August 6, 2015 to approve an Agreement and Plan of Reorganization by and between Voya Aggregate Bond Portfolio and Voya Intermediate Bond Portfolio, providing for the reorganization of Voya Aggregate Bond Portfolio with and into Voya Intermediate Bond Portfolio.

Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker Non- Vote	Total Shares Voted
1	22,414,483.000	654,367.000	2,889,588.000		25,958,438.000